Exhibit 1.02
Regal Beloit Corporation
Conflict Minerals Report
For the Year Ended December 31, 2013
This Conflict Minerals Report (the “Report”) of Regal Beloit Corporation (the “Company,” “we,” “us,” “our”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2013 to December 31, 2013.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are intentionally added and necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to gold, tantalum, tin and tungsten, respectively. The “Covered Countries” for the purposes of this Report are the Democratic Republic of the Congo, and the adjoining countries. As described in this Report, during the reporting period between January 1, 2013 and December 31, 2013, certain of the Company’s operations manufactured, or contracted to manufacture, products for which the Conflict Minerals are intentionally added and necessary to the functionality or production.

Summary
Through our Reasonable Country of Origin Inquiry (“RCOI”) and due diligence efforts, we identified twenty smelters as either sourcing Conflict Minerals from the Covered Countries or giving us reason to believe they are sourcing Conflict Minerals from the Covered Countries. Of those twenty smelters, fifteen are conflict-free certified. Although three of the remaining five smelters are progressing towards conflict-free certification, their conflict minerals status along with that of the two remaining smelters could not be determined. As such, the Conflict Minerals status of our Covered Products (as defined below) is DRC conflict undeterminable The following sections describe in detail our RCOI, our due diligence framework and the results of our due diligence efforts.
Company Overview
We are a global manufacturer of electric motors and controls, electric generators and controls, and mechanical motion control products.
Description of the Company’s Products Covered by this Report
This Report relates to products: (i) for which Conflict Minerals are intentionally added and necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.
These products, which are referred to in this Report collectively as “Covered Products,” are the following:

1.	Electric motors and controls

2.	Electric generators and controls

3.	Electric motor capacitors

4.	Gear reducers

5.	Electronic switchgears

6.	Actuators

7.	Servo systems

8.	Conveyor systems

9.	Power transmission products including gearboxes, transfer cases, transmissions ,worm gears and other gears

10.	Drive systems and controllers

11.	Loadbanks

12.	Other electrical/electronic components including power blocks, fuse holders and terminal blocks

Reasonable Country of Origin Inquiry
Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between us as the manufacturer of the Covered Products and the original sources of Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters or refiners. We must therefore rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, we believe that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore have taken steps to identify the applicable smelters and refiners of Conflict Minerals in our supply chain.

We believe that we conducted a good faith reasonable country of origin inquiry, or RCOI, to provide a reasonable basis for us to determine whether we source Conflict Minerals from the Covered Countries. This good faith RCOI was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. We are utilizing the supplier engagement approach outlined by the Electronic Industry Citizenship Coalition-Global E-Sustainability Initiative (“EICC-GeSI”), now called the Conflict Free Sourcing Initiative (“CFSI”), including the utilization of the EICC-GeSI Conflict Minerals Reporting Template (“CMRT”).

As the first step in our RCOI, we determined which of our products would most likely contain the Conflict Mineral derivatives: tin, tantalum, tungsten and gold (“3TGs”). After review, it was decided that substantially all of the products that we manufacture are Covered Products. Next, we identified six main component part groups used in the Covered Products that were most likely to contain 3TGs. Utilizing our supply chain data systems, suppliers providing parts in those component part groups were identified. Because some key contact information for those suppliers was not available in our systems, we initiated a process to gather that information. Simultaneously, we also subscribed to a compliance website that was used to request and gather Conflict Minerals information from the identified suppliers. Once supplier contact information was obtained, that information as well as the applicable part group information was uploaded into the web-based compliance tool and requests for Conflict Minerals information were sent to suppliers contact via e-mail. Included in the supplier requests was a link to our Conflict Minerals Policy (“Policy”) to reinforce our commitment to sourcing responsibly and to make clear the responsibility of each of our suppliers to support us to fulfill this commitment.

As indicated in our Policy, we require suppliers to provide their Conflict Minerals information using the CFSI’s CMRT. To provide suppliers flexibility, we allowed them to provide their responses to the CMRT by submitting their completed CMRT via e-mail, by uploading the CMRT to the compliance website or to directly answer a questionnaire that mimicked the CMRT on the compliance website. For those suppliers who provided their Conflict Minerals information without using the CMRT, e-mails were promptly sent indicating that the information was not acceptable and that the CMRT must be used. All submitted CMRTs are maintained on the servers of the compliance website.

During our review and analysis of the submitted CMRTs, it was clear that many suppliers erroneously assumed that the country of operation of the smelter as listed in the CMRT was the country of origin of the Conflict Minerals. This led to incorrect and inconsistent responses to many of the questions in the submitted CMRTs.

Suppliers providing CMRTs that lacked key information, especially a list or other identification of smelters, as well as non-responsive suppliers, were contacted by telephone. Those suppliers were then monitored for their responses. For those suppliers who still did not respond adequately, their record in the compliance website was flagged for further corrective action.

In sum, we contacted over 800 suppliers and approximately 75% provided completed CMRTs.

We consolidated and reviewed all refiner or smelter information received from suppliers. The initial consolidated list of smelters numbered approximately 350. It was noted that some smelters were duplicated due to the use of various alternate names. After consulting the CMRT, the CFSI website and other internet sites, the duplicates were removed. Attention was then focused on those refiners and smelters that were not listed in the CMRT’s list of valid smelters. Internet research was conducted on these organizations and many were found to be trading companies, chemical companies or other organizations rather than smelters. These organizations were then eliminated from the list of smelters. There remained 177 smelters consistent with the definitions proposed by the CFSI organization (80 gold, 22 tantalum, 54 tin and 21 tungsten). Of the valid smelters, 66 are compliant with the Conflict-Free Smelter Program (“CFSP”) assessment (35 gold, 10 tin, 20 tantalum, and 1 tungsten). Further, 20 were either identified as sourcing Conflict Minerals from the Covered Countries or we had reason to believe they source Conflict Minerals from the Covered Countries. This assessment was based on information obtained directly from the smelters and from other public information available at the time.

In accordance with the Rule and the results of our RCOI, we believed we were required to exercise due diligence on the conflict minerals’ source and chain of custody relating to those suppliers using the 20 smelters noted above.
Conflict Minerals Policy
We developed our Policy and published it on our website in April 2013 at http://investors.regalbeloit.com/phoenix.zhtml?c=116222&p=irol-govconflictmineral. In addition to our efforts directly related to Conflict Minerals, we already had a strong company commitment to conducting business in an ethical manner as detailed in our Code of Business Conduct & Ethics as well as our Global Anti-Corruption Policy, both of which are also available on our website (http://investors.regalbeloit.com/phoenix.zhtml?c=116222&p=irol-govIntComp). These documents detail how we conduct our business. We also have an Integrity Alert line through which suppliers, customers, company employees or any interested stakeholder can communicate their thoughts and concerns regarding Conflict Minerals or, more generally, any of our business practices. A link to our Integrity Alert Line is available here. ( http://investors.regalbeloit.com/phoenix.zhtml?c=116222&p=irol-govIntegrity)
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). We utilize all five steps of the OECD Due Diligence Guidance for downstream companies.

Establish Strong Company Management Systems

We have communicated our Policy to our suppliers and customers. Our Policy was provided to suppliers during our RCOI process. Our Policy is provided to customers requesting Conflict Minerals information. This Policy is publicly available on our website as discussed above.

Consistent with the OECD Guidance, we formed an internal team tasked with supporting supply chain due diligence. This team consists of vice presidents from the following functional groups: Legal, Supply Chain, Technology, Engineering Services, and Environmental, Health, Safety and Sustainability (EHSS). Additional members of the committee included the Director of Supplier Quality and Development and our materials compliance manager. As needed, we also called upon the vice president of Information Technology and other groups for support.

We utilized the CFSI’s CFSP as a compliance standard for upstream due diligence. All responses from suppliers and source smelters are recorded and stored. We have implemented an RCOI process. Conflict minerals compliance is included as a requirement in our Supplier Quality Manual as well as our standard agreement template for suppliers. Conflict minerals compliance process and documentation review have been added as new requirements of our Supplier Audit Assessment and Production Part Approval Process.

Identify and Assess Risk in the Supply Chain
For upstream due diligence, we have adopted the processes and protocols of the CFSP. We believe that all 3TGs “necessary to the functionality of the products” have been identified, the suppliers of those 3TGs have been identified and smelter data has been collected from approximately 75% of them. Responses provided by suppliers have undergone a review for accuracy.

Design and Implement a Strategy to Respond to Identified Risks
We have implemented a plan to report Conflict Minerals findings to Peter C. Underwood, Vice President, General Counsel and Secretary, who is the member of senior management appointed for this role. A process has been adopted to aggregate and update the list of smelters. Furthermore, a process has been adopted to review supplier responses, follow up with delinquent suppliers, and update supplier information. A risk management process has been adopted that manages smelters that cannot provide country of origin information, identifies high-risk smelters, tracks and records compliance information for individual smelters, and communicates these results back to Mr. Underwood. We require new suppliers to complete a CMRT as part of becoming an approved supplier to Regal Beloit.
Carry out an Independent 3rd Party Audit of Refiner’s Due Diligence Practices
We have utilized the risk management and due diligence processes of the CFSP and the CFSP’s independent third party audit process performed on smelters that source from the Covered Countries. This includes other programs accepted by the CFSP, including the certification processes of the London Bullion Market Association (LBMA), The Responsible Jewellery Council (RJC), and the Tungsten Industry - Conflict Minerals Council (TI-CMC). To be identified as conflict free, we require smelters to be certified as conflict free by one of these certification processes if they are sourcing from the Covered Countries.
Report on Supply Chain Due Diligence
In accordance with the OECD Guidance and the Conflict Minerals Rule, this Conflict Minerals Report is also available on our website (http://investors.regalbeloit.com/phoenix.zhtml?c=116222&p=irol-sec).
Due Diligence Results

Of the 20 smelters either identified as sourcing conflict minerals from Covered Countries or those which Regal Beloit has reason to believe source conflict minerals from the Covered Countries, 15 smelters were certified as conflict free by the CFSP and listed on the CFSI website as conflict free certified.

The remaining five smelters were reviewed against publicly available information to determine if there was any reason to believe that they directly or indirectly finance or benefit armed groups in conflict region of the DRC. This investigation included a review the 2013 interim and 2014 final reports to the UN by the UN Group of Experts on the Democratic Republic of the Congo, publications by the Non-Governmental Organizations the Enough Project and Global Witness, and a general search of the Internet. None of these five smelters were identified in any of these publications to directly or indirectly finance or benefit armed groups in conflict region of the DRC.
Since our suppliers source from smelters that source from the Covered Countries, not all of these smelters are conflict free certified by an independent third party audit. None of these smelters (based on information publicly available at the time) were identified to directly or indirectly finance or benefit armed groups in the Covered Countries. Accordingly, our electric motors and controls, electric generators and controls, electric motor capacitors, gear reducers, electronic switchgears, actuators, servo systems, conveyor systems, power transmission products, loadbanks, power blocks, fuse holders, and terminal blocks are DRC conflict undeterminable.
Facility and Mine Information
At the end of the 2013 reporting period, the definition of a smelter was still in discussion by the EICC and industry leaders, and final definition of a smelter was not yet agreed upon for all metals. Potential facilities (smelters) that have been identified as sourcing from, or we have reason to believe source from, the Covered Countries, and are not conflict free certified include one tantalum smelter, three gold refineries, and one tungsten smelter. Three of these smelters are located in China, one in Kazakhstan, and one in Germany. The majority of these smelters are active in becoming conflict free certified. We have elected not to publish their names at this time as the definition of a smelter was not finalized at the end of the 2013 reporting period, and because the identification may lead to confusion and error and may hinder progress these smelters are making towards being conflict free.
The mines used by these smelters are not publicly available and were not disclosed by these smelters.
Additional Risk Factors
The statements above are based on the RCOI process and due diligence performed in good faith by Regal Beloit Corporation. A number of factors could introduce errors or otherwise affect our conclusion. These factors include, but are not limited to the following:

1.	Gaps in supplier data

2.	Gaps in knowledge of the chemistry of the component parts and materials provided by suppliers

3.	Gaps in smelter data and the source of their conflict minerals

4.	Errors or omissions in survey responses provided by suppliers

5.	The definition of a smelter was not finalized at the end of the 2013 reporting period

6.	Errors or omissions by smelters

7.	Gaps in supplier education and knowledge

8.	Supplier uncertainty regarding country of operation of the smelter and/or refiner versus country of origin of the conflict minerals

9.	Not all instances of conflict minerals necessary to the functionality or production of our Covered Products were identified

10.	Timeliness of data

11.	Public information not discovered during a reasonable search

12.	Errors in public data

13.	Language barriers and translation

14.	Supplier and smelter unfamiliarity with the protocol relating to the Rule

15.	Oversights or errors in conflict free smelter audits

16.	DRC-sourced materials being declared secondary materials

17.	Companies going out of business in 2013

18.	Certification programs not being equally advanced for all industry segments and metals

19.	Smuggling of DRC conflict minerals to countries beyond the Covered Countries

Process Improvement Considerations

We intend to take the following steps to improve our processes surrounding conflict minerals to further mitigate any risk that the necessary conflict minerals in our Covered Products could benefit armed groups in the Covered Countries:

1.
Engage with suppliers and direct them to training resources to attempt to increase the response rate and to improve the quality of the content of suppliers’ conflict minerals information, especially smelter information.

2.	Identify those suppliers who do not have a conflict minerals program and work with the suppliers to set up a program.

3.
Engage with suppliers to encourage them to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent third-party auditor.

4.
For suppliers found to be using smelters sourcing from, or for which we have reason to believe are sourcing from, the Covered Countries and who are not conflict free certified, encourage them to use conflict free certified sources.

5.
Expand our knowledge of the chemistry of the component parts and materials contained in our Covered Products by conducting chemical analysis and/or requesting specific chemical information from our suppliers on each component part or material used in the Covered Products to further identify those suppliers providing conflict minerals and their derivatives.

6.
Although we have already added conflict minerals requirements to our standard purchasing contracts, we will also standardize our purchase order language to reflect these same conflict minerals requirements.